                                                                  EXECUTION COPY


                              BRASCAN CORPORATION
                                 Debt Securities

                             Underwriting Agreement


                                                                December 7, 2001
Credit Suisse First Boston Corporation
Banc One Capital Markets, Inc.
BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated

CIBC World Markets Corp.
Trilon International Inc.
c/o Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, New York  10010
Ladies and Gentlemen:


      Brascan Corporation, a corporation amalgamated under the laws of Ontario, Canada (the "Company") proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement Standard Provisions, dated December 7, 2001 (the "Standard Provisions"), to issue and sell to the Underwriters named in
Schedule I hereto (the "Underwriters") the Securities specified in Schedule II hereto (the "Designated Securities"). A copy of the Standard Provisions is set forth in Schedule III hereto. Each of the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Underwriting Agreement. Each reference to the Representatives herein and in the Standard Provisions so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined. The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 12 of the Standard Provisions and the address of the Representatives referred to in such Section 12 are set forth at the end of Schedule II hereto.


      A supplement to the Shelf Prospectus relating to the Designated Securities, substantially in the form heretofore delivered to you, is now proposed to be filed with the OSC, and a supplement to the Prospectus relating to the Designated Securities, substantially in the form heretofore delivered to you, is now proposed to be filed with the Commission.


      Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.


      If the foregoing is in accordance with your understanding of our agreement, please sign and return to us twelve counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the Standard Provisions incorporated herein by reference, shall constitute a binding agreement among each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement Among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on the part of the Representatives as to the authority of the signers thereof.

                                         Very truly yours,

                                         Brascan Corporation


                                         By:/s/ Edward C. Kress
                                            ------------------------------------
                                            Name: Edward C. Kress
                                            Title: Executive Vice-President







                                          By:/s/ Craig J. Laurie
                                             -----------------------------------
                                             Name: Craig J. Laurie
                                             Title: Vice-President, Finance

Accepted as of the date hereof:


Credit Suisse First Boston Corporation


By:/s/ Darin Deschamps
   --------------------------
   Name:  Darin Deschamps
   Title:     Director


For itself and as Representative of the other Underwriters named in Schedule I hereto.

                                   SCHEDULE I

                                                  Principal Amount of Designated
Underwriter                                       Securities to be Purchased
-----------                                       --------------------------
Credit Suisse First Boston Corporation                   $  150,000,000
Banc One Capital Markets, Inc.                               33,000,000
BNP Paribas Securities Corp.                                 33,000,000
Goldman, Sachs & Co.                                         33,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated                                       33,000,000
CIBC World Markets Corp.                                      9,000,000
Trilon International Inc.                                     9,000,000
                                                         --------------
  Total:                                                 US$300,000,000
                                                         ==============

                                  SCHEDULE II

Title of Designated Securities:

     8.125% Notes due December 15, 2008

Aggregate principal amount:


      US$300,000,000

Price to Public:


      98.538% of the principal amount of the Designated Securities, plus accrued interest, if any, from December 12, 2001


Purchase Price by Underwriters:


       97.913% of the principal amount of the Designated Securities, plus accrued interest, if any, from December 12, 2001

Underwriting Commission (including aggregate dollar amount):

      0.625% of the principal amount of the Designated Securities ($1,875,000)

Specified funds for payment of purchase price:

      Same day funds, to be paid by wire transfer, net of commission, to the Company


Indenture:

      Indenture dated September 20, 1995, as supplemented by the Third Supplemental Indenture, to be dated as of December 12, 2001, made between the Company, as issuer, and Computershare Trust Company of Canada, as Trustee (the "Indenture")


Maturity:    December 15, 2008


Interest Rate:     8.125%


Interest Payment Dates:


      June 15 and December 15, commencing  June 15, 2002


Redemption Provisions:


      The Designated Securities are redeemable as a whole, but not in part, at the option of the Company in the event of certain changes affecting Canadian withholding taxes. Otherwise the Designated Securities will not be redeemable prior to maturity.


Sinking Fund Provisions:

      No sinking fund provisions

Manner of Delivery of Designated Securities:

      Registered Global Securities

Time of Delivery:

      9:00 a.m. (New York City time), December 12, 2001

Closing location:

      Torys
      Suite 3000, Maritime Life Tower
      TD Centre
      Toronto, Ontario
      M5K 1N2

Other Provisions:

      The commercial (printed) copies of the Prospectus as amended or supplemented in relation to the Designated Securities requested by the Underwriters shall be made available to the Underwriters in New York, New York no later than 10:00 a.m. on the business day next succeeding the date of the Underwriting Agreement.


Names and addresses of Designated Representative:


      Credit Suisse First Boston Corporation
      Eleven Madison Avenue
      New York, New York 10010

                                                                    Schedule III

                              BRASCAN CORPORATION

                                 Debt Securities


                             Underwriting Agreement
                               Standard Provisions


                                December 7, 2001

            From time to time Brascan Corporation, a corporation amalgamated under the laws of Ontario, Canada (the "Company"), may enter into one or more underwriting agreements ("Underwriting Agreements"),and,subject to the terms and conditions stated or provided for therein, issue and sell to the firms named as underwriters in the applicable Underwriting Agreement (such firms constituting the "Underwriters" with respect to such Underwriting Agreement and the securities specified therein) certain of its debt securities (the "Securities") specified in such Underwriting Agreement (with respect to such Underwriting Agreement, the "Designated Securities"). The standard provisions set forth herein may be incorporated by reference in any Underwriting Agreement and each reference herein to the Underwriting Agreement shall refer to the Underwriting Agreement with respect to a particular issuance and sale of Designated Securities.


            The terms and rights of the Designated Securities shall be as specified in the Underwriting Agreement and in or pursuant to the indenture, including any supplements thereto (the "Indenture"), identified in the Underwriting Agreement.


            1. The Underwriting Agreement shall specify the firms designated as representatives (the "Representatives") of the Underwriters of the Designated Securities. The term "Representatives" also refers to a single firm acting as sole representative of the Underwriters and to Underwriters who act without any firm being designated as their representative. The obligation of the Company to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Underwriting Agreement with respect to the Designated Securities specified therein. The Underwriting Agreement shall specify the aggregate principal amount of the Designated Securities, the initial public offering price of the Designated Securities, the purchase price to be paid to the Company by the Underwriters for the Designated Securities, the commission to be paid by the Company to the Underwriters with respect to the sale of the Designated Securities, the names of the Underwriters of the Designated Securities, the names of the Representatives of such Underwriters and the principal amount of the Designated Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of the Designated Securities and payment therefor. The Underwriting Agreement shall also specify (to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto) the terms of the Designated Securities, shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted. The obligations of the Underwriters under the Underwriting Agreement shall be several and not joint.


            2. The Company represents and warrants to, and agrees with, each of the Underwriters that:


       (a) The Company is qualified to file a short form prospectus that is a base shelf prospectus pursuant to the requirements of National Instrument 44-101- Short Form Prospectus Distribution and 44-102 - Shelf Distributions. The Company has prepared and filed with the Ontario Securities Commission in the province of Ontario (the "Reviewing Authority") and with the securities regulatory authorities (the "Qualifying Authorities") in each of the other provinces of Canada (the "Qualifying Provinces") a preliminary base shelf prospectus relating to the Securities (in the English and French languages,as applicable, the "Preliminary Shelf Prospectus"), and has prepared and filed with the Reviewing Authority and the Qualifying Authorities, a final base shelf prospectus relating to the Securities (in the English and French languages, as applicable, and as it may be amended, the "Shelf Prospectus"). The Company has filed the Preliminary Shelf Prospectus and the Shelf Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms and its related memorandum of understanding, and the Reviewing Authority is acting as principal regulator. The Reviewing Authority has issued, on behalf of itself and the Qualifying Authorities, a preliminary Mutual Reliance Review System Decision Document for the Preliminary Shelf Prospectus and a final Mutual Reliance Review System Decision Document for the Shelf Prospectus, each in the form heretofore delivered to the Representatives. No other document with respect to such base shelf prospectus, amendment thereto, or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Reviewing Authority or the Qualifying Authorities, except for any documents filed with the Reviewing Authority or the Qualifying Authorities subsequent to the date of issuance of the Final Mutual Reliance Review System Decision Document in the form heretofore delivered to the Representatives for each of the Underwriters; and no order having the effect of preventing or suspending the use of any prospectus relating to the Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any of the Qualifying Authorities. Any reference to the Shelf Prospectus as amended or supplemented shall be deemed to refer to the Shelf Prospectus as amended or supplemented in relation to the Designated Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of filing of such amendment or supplement;


       (b) The Company meets the eligibility requirements for use of Form F-9 ("Form F-9") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities and has filed a registration statement, as amended, on Form F-9, including the final short form shelf prospectus for which the Reviewing Authority has issued a final Mutual Reliance Review System Decision Document and modified as required or permitted by Form F-9 (File No. 333-14130), with respect to the Securities and an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") with the Securities and Exchange Commission (the "Commission"); such registration statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Representatives, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein, have been declared effective by the Commission in such form; no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for each of the Underwriters; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (any preliminary prospectus (including any supplement thereto) included in such registration statement being hereinafter called a "Preliminary Prospectus"); the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, and including any amendment or supplement to the Shelf Prospectus that is deemed by the securities laws in each of the Province of Ontario and the Qualifying Provinces to be incorporated by reference into the Shelf Prospectus as of the date of such amendment or supplement prepared and filed with the Reviewing Authority and the Qualifying Authorities in accordance with the securities laws in each of the Province of Ontario and the Qualifying Provinces being hereinafter called the "Registration Statement"; the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of the Underwriting Agreement, being hereinafter called the "Prospectus"; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the securities laws in each of the Province of Ontario and the Qualifying Provinces or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Designated Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of filing of such amendment or supplement;


       (c) The Prospectus consists of, and the Prospectus as amended or supplemented will consist of, the Shelf Prospectus and the Shelf Prospectus as amended or supplemented, respectively, except in each case for modifications required or permitted by Form F-9 and the applicable rules and regulations of the Commission;


       (d) The documents incorporated by reference in the Prospectus, when they were filed with Reviewing Authority and the Qualifying Authorities, complied in all material respects with the applicable requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents are filed with the Reviewing Authority and the Qualifying Authorities and the Commission will comply in all material respects with the applicable requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

      (e) No order preventing or suspending the use of any Preliminary Prospectus or preliminary prospectus supplement has been issued by the Commission, and each Preliminary Prospectus and preliminary prospectus supplement did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;


      (f) The Shelf Prospectus conforms, and any further amendments or supplements to the Shelf Prospectus, will conform, in all material respects, with the applicable requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces, and do not and will not, as of their respective filing dates, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Shelf Prospectus as amended or supplemented relating to such Securities;


      (g) The Registration Statement, the Prospectus and the Form F-X conform and any further amendments or supplements thereto will conform, in all material respects, with the applicable requirements of the Securities Act and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") and the rules and regulations of the Commission thereunder, and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;


      (h) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Company and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented; and, since the respective dates as of which information is given in the Registration Statement and the Prospectus and, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, there has not been any change in the capital stock of the Company (other than pursuant to stock dividends, conversions of securities, employee stock options and other employee benefit plans and agreements described or referred to in the Prospectus as amended or supplemented), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, except as provided for in the Underwriting Agreement, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Company and its subsidiaries, which change is (or, in the case of prospective changes, will be) materially adverse to the Company and its subsidiaries on a consolidated basis;


       (i) The Company has been duly amalgamated and is validly existing as a corporation under the laws of Ontario, Canada and is current with respect to the filing of annual returns with the Minister of Consumer and Commercial Relations for the Province of Ontario, with power and authority (corporate, regulatory and other) to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

       (j) The Company has an authorized capitalization as set forth in the Prospectus as amended or supplemented;

       (k) The Securities have been duly authorized, and, when the Designated Securities are issued and delivered pursuant to the Underwriting Agreement, the Designated Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture, which will be substantially in the form, save for any indenture supplements relating to a particular issuance of Designated Securities, filed as an exhibit to the Registration Statement; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act and, at the Time of Delivery (as defined in Section 4 hereof) for the Designated Securities, the Indenture will constitute a valid and legally binding instrument, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and the Indenture conforms, and the Designated Securities will conform, to the descriptions thereof contained in the Prospectus as amended or supplemented;

          (l) The issue and sale of the Designated Securities and the compliance by the Company with all of the provisions of the Designated Securities, the Indenture, the Underwriting Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such action result in any violation of the provisions of the articles or by-laws of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Designated Securities or the consummation by the Company of the transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the securities laws of the Province of Ontario, the Securities Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;

          (m) The statements set forth in the Prospectus under the caption "Description of Debt Securities" and in the Prospectus as amended or supplemented under the caption "Description of Notes", insofar as they purport to constitute a summary of the terms of the Securities and the Designated Securities, respectively, and under the captions "Plan of Distribution" in the Prospectus and "Underwriting" in the Prospectus as amended or supplemented, insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair summaries of the matters referred to therein;

       (n) Neither the Company nor any of its subsidiaries is in violation of its certificate of incorporation or by-laws. Neither the Company nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which the Company has reasonable cause to believe would not individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders' equity or results of operation of the Company and its subsidiaries on a consolidated basis;

      (o) Other than as set forth in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which the Company has reasonable cause to believe would individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis; and, to the best of the Company's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;


      (p) The Company is not and, after giving effect to the offering and sale of the Designated Securities, will not be required to register as an "investment company," as such term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act");


      (q) The Company is not a holding company within the meaning of the Public Utility Holding Company Act of 1935, as amended (the "Public Utility Act"), and is not required to be registered as a holding company under the Public Utility Act in order to conduct its business as is presently conducted or proposed to be conducted as described in the Prospectus or to consummate the transactions contemplated by the Underwriting Agreement;


      (r) No stamp or other issuance or transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by the Company outside Canada to or for the respective accounts of the Underwriters of the Designated Securities or (B) the sale and delivery outside Canada by the Underwriters of the Designated Securities to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for the purpose of the Income Tax Act (Canada) and (ii) the Underwriters do not hold or use the Designated Securities in the course of carrying on business in Canada for the purpose of the Income Tax Act (Canada)); and


      (s) Deloitte & Touche LLP, chartered accountants, who have certified certain financial statements of the Company and its subsidiaries are independent public accountants as required by the Securities Act and the rules and regulations of the Commission thereunder.


            3. (a) Upon the execution of the Underwriting Agreement and authorization by the Representatives of the release of the Designated Securities, the several Underwriters propose to offer the Designated Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented.


     (b) Each Underwriter represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver any of the Designated Securities purchased by it under the Underwriting Agreement, in Canada or to any resident of Canada, in contravention of the securities laws of any province or territory of Canada. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Designated Securities that may be entered into by such Underwriter.


          4. Designated Securities to be purchased by each Underwriter pursuant to the Underwriting Agreement, in definitive form to the extent practicable (except as otherwise provided in the Underwriting Agreement) and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours' prior notice to the Company, and payment of the aggregate underwriting commission in respect of the Designated Securities set forth in the Underwriting Agreement, shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price for such Designated Securities set forth in the Underwriting Agreement, each such payment to be made in the manner and in the funds specified in the Underwriting Agreement, all at the place and time and date specified in the Underwriting Agreement or in such other manner and funds and at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the "Time of Delivery" for such Designated Securities.


          5. The Company agrees with each of the Underwriters of the Designated
Securities:


      (a) To prepare a supplement to the Shelf Prospectus in accordance with the requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces and a supplement to the Prospectus consisting of the supplement to the Shelf Prospectus modified as required or permitted by Form F-9, in each case in a form approved by the Representatives and (i) to file such supplement to the Shelf Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the securities laws of each of the Province of Ontario and the Qualifying Provinces not later than the close of business on the second business day following the execution and delivery of the Underwriting Agreement or, if applicable, such earlier time as may be required by the securities laws of each of the Province of Ontario and the Qualifying Provinces, and (ii) to file such supplement to the Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission's close of business on the next business day following such filing with the Reviewing Authority or, if applicable, such earlier time as may be required by such General Instruction II.K. or the OSA; to make no further amendment or supplement to the Shelf Prospectus, the Registration Statement or the Prospectus after the date of the Underwriting Agreement and prior to the Time of Delivery unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; to file promptly with the Reviewing Authority and the Qualifying Authorities all documents required to be filed by the Company with the Reviewing Authority and the Qualifying Authorities that are deemed to be incorporated by reference into the Shelf Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Shelf Prospectus or Registration Statement has been filed or becomes effective or any supplement to the Shelf Prospectus, the Prospectus or any amended Prospectus has been filed with the Reviewing Authority and the Qualifying Authorities or the Commission, of the issuance by the Reviewing Authority, any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority, any Qualifying Authority or the Commission for the amending or supplementing of the Shelf Prospectus, the Registration Statement or the Prospectus or for additional information relating to the Securities, the Shelf Prospectus, the Registration Statement or the Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;


      (b) Promptly from time to time to take such action as the Representatives may reasonably request to qualify such Securities for offering and sale under the securities laws of such jurisdictions as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Securities; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction, (ii) file any general consent to service of process or (iii) subject itself to taxation in any jurisdiction if it is not so subject;


      (c) To furnish the Underwriters in New York City or at such other places as requested by the Underwriters with copies of the Prospectus as amended or supplemented in such reasonable quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus is required by law at any time in connection with the offering or sale of the Designated Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Shelf Prospectus or the Prospectus or to file under the securities laws of each of the Province of Ontario and the Qualifying Provinces or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the securities laws of each of the Province of Ontario and the Qualifying Provinces, the Securities Act, the Exchange Act, the Business Corporations Act (Ontario) or the Trust Indenture Act, to notify the Representatives and upon their reasonable request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance;


      (d) To make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158 thereunder); and


      (e) During the period beginning from the date of the Underwriting Agreement and continuing to and including the Time of Delivery for the Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company which mature more than one year after such Time of Delivery and which are substantially similar to the Designated Securities, without the prior written consent of the Representatives, such consent not to be unreasonably withheld. 11

             6. The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the filing with respect to the Securities under the securities laws of each of the Province of Ontario and the Qualifying Provinces, the registration of the Securities under the Securities Act, any listing of the Designated Securities on a stock exchange or automated quotation system, and all other expenses in connection with the preparation, printing and filing in Ontario and the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, any Preliminary Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in the Underwriting Agreement, the cost of printing or producing any Agreement among the Underwriters, these Standard Provisions and the Underwriting Agreement; (iii) the cost of printing or producing any Indenture, any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Designated Securities; (iv) subject to such limitation as may be set forth in the Underwriting Agreement, all reasonable expenses in connection with the qualification of the Designated Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys;
(v) any fees charged by securities rating services for rating the Securities;
(vi) any filing fees incident to any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (vii) the cost of preparing the Securities; (viii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (ix) all other costs and expenses incident to the performance of its obligations pursuant to the Underwriting Agreement which are not otherwise specifically provided for in this Section. It is understood, however, that, except as otherwise specifically provided in this Section, Section 8 and Section 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any "tombstone" advertisement related to the offering of the Designated Securities; provided, that no such tombstone advertisement shall be published without the prior approval of the Company, which approval shall not be unreasonably withheld.


             7. The obligations of the Underwriters of the Designated Securities under the Underwriting Agreement shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company in or incorporated by reference in the Underwriting Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations pursuant to the Underwriting Agreement theretofore to be performed, and the following additional conditions:

      (a) The supplement to the Shelf Prospectus shall have been filed with the Reviewing Authority and the Qualifying Authorities pursuant National Policy 43-201 and its related memorandum of understanding within the applicable time period prescribed for such filing thereunder and the supplement to the Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and, in each case, in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any Qualifying Authorities; and all requests for additional information on the part of the Reviewing Authority, any Qualifying Authority and the Commission shall have been complied with to the Representatives' reasonable satisfaction;

      (b) Counsel for the Underwriters shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery for the Designated Securities, with respect to the validity of the Indenture, the Designated Securities, the Registration Statement, the Prospectus as amended or supplemented and other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to the Company delivered pursuant to
Section 7(c) hereof);

      (c) The Company shall have furnished to the Representatives the written opinion of Torys, Canadian counsel for the Company (or other Canadian counsel for the Company reasonably satisfactory to the Representatives), dated the Time of Delivery for the Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:


            (i) The Company has been duly amalgamated and is validly existing as a corporation under the laws of Ontario, with full corpo-rate power and authority to own its properties and conduct its business as described in the Prospectus, as amended or supplemented;


            (ii) The Company has an authorized share capital as set forth in the Prospectus as amended or supplemented;


            (iii) To the best of such counsel's knowledge, and other than as set forth in the Prospectus as amended and supplemented, (A) there are no legal or governmental proceedings pending to which the Company, Brookfield Properties Corporation, Great Lakes Power Inc. or Trilon Financial Corporation is a party or of which any property of the Company, Brookfield Properties Corporation, Great Lakes Power Inc. or Trilon Financial Corporation is the subject which, if determined adversely to the Company, Brookfield Properties Corporation, Great Lakes Power Inc. or Trilon Financial Corporation, such counsel has reasonable cause to believe are of a character required by the Securities Act (Ontario) and the rules and regulations adopted thereunder to be described or referred to in the Prospectus, and (B) no such proceedings are threatened or contemplated by governmental authorities or threatened by others;


            (iv) The Underwriting Agreement has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company;


            (v) The Designated Securities have been duly authorized and authenticated and issued pursuant to the Indenture, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company; and the Designated Securities and the Indenture conform in all material respects to the descriptions thereof in the Prospectus, as amended or supplemented;


            (vi) The Indenture has been duly authorized, and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company;


            (vii) The issue and sale of the Designated Securities pursuant to the Underwriting Agreement and the Indenture and the perfor-mance by the Company of its obligations under each of the Designated Securities, the Indenture and the Underwriting Agreement and the consummation of the transactions therein contemplated will not (A) to the best of such counsel's knowledge, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument known to such counsel to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; or (B) result in any violation of the provisions of the articles or by-laws of the Company, or any statute or any order, rule or regulation known to such counsel to be applicable to the Company, of any Ontario or Canadian federal court or any Ontario or Canadian federal governmental agency or body having jurisdiction over the Company or any of its properties known to such counsel, without any special enquiry;


            (viii) No consent, approval, authorization, order, registration, clearance or qualification of or with any such Ontario or Canadian federal court or governmental agency or body is required for the issue and sale of the Designated Securities or the consummation by the Company of the transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been obtained under the securities laws of each of the Province of Ontario and the Qualifying Provinces;


            (ix) The Shelf Prospectus, each amendment thereto and supplement thereof and each document incorporated or deemed to be incorporated by reference therein has been duly approved by, or under the authority of, the Board of Directors of the Company, and the Shelf Prospectus and each amendment thereto has been duly executed on behalf of the Company in accordance with the securities laws of each of the Province of Ontario and the Qualifying Provinces;


            (x) The Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference in the Shelf Prospectus, as amended or supplemented (other than the financial statements and related schedules and other financial information contained therein or omitted therefrom and the auditors' report thereon, as to which such counsel need express no opinion), as of its issue date and the date it was filed with the Reviewing Authority and the Qualifying Authorities, complied in all material respects as to form with the applicable requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces;


            (xi) The Prospectus, as amended or supplemented, constitutes the entire disclosure document required to offer the Designated Securities in each of the Province of Ontario and the Qualifying Provinces; the exhibits to the Registration Statement included or incorporated by reference in the Prospectus and the documents incorporated by reference in the Prospectus, as amended or supplemented, include the only reports or information (other than the Shelf Prospectus) that in accordance with the requirements of Ontario law are required to be made publicly available in connection with the offering and distribution of the Designated Securities in each of the Province of Ontario and the Qualifying Provinces;


            (xii) The Company has received a Final Mutual Reliance Review System Decision document from the Reviewing Authority on behalf of itself and the Qualifying Authorities in respect of the Shelf Prospectus and any amendments thereto and the final prospectus supplement constituting part of the Shelf Prospectus was filed with the Reviewing Authority and the Qualifying Authorities in the manner and within the time period required by applicable Canadian securities laws; all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the securities laws of each of the Provinces of Canada to qualify the distribution of the Designated Securities to the public in each of the Provinces of Canada through registrants under applicable securities laws of each of the Provinces of Canada who have complied with the applicable provisions of such securities laws; to the best knowledge of such counsel, without having made any special enquiry, no order having the effect of ceasing or suspending the distribution of the Designated Securities has been issued and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority or any Qualifying Authority;


            (xiii) The statements as to Canadian taxation set forth in the Prospectus as amended or supplemented under the caption "Certain Canadian Federal Income Tax Considerations," insofar as such statements constitute a summary of the laws of the Province of Ontario or the federal laws of Canada applicable therein referred to under such caption, are a fair summary thereof;

            (xiv) The information in the Registration Statement under "Part II - Information Not Required to Be Delivered to Offerees or Purchasers
            - Indemnification" is accurate in all material respects insofar as it purports to summarize the provisions of the laws and documents referred to therein;


            (xv) No withholding tax imposed under the federal laws of Canada will be payable in respect of the commission or fee to be paid by the Company pursuant to the Underwriting Agreement to any Underwriter who is not resident in Canada and with whom the Company deals at arm's length, provided that such commission or fee is reasonable in the circumstances and is payable in respect of identifiable services rendered by such Underwriter outside of Canada and which are performed by such Underwriter in the ordinary course of a business carried on by it that includes the performance of such a service for a commission or fee;


            (xvi) A court of competent jurisdiction in the Province of Ontario (a "Canadian Court") would give effect to the choice of the law of the State of New York ("New York law") as the proper law governing the Indenture, the Designated Securities and the Underwriting Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein, and in such counsel's opinion the choice of New York law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein;


            (xvii) In an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a "New York Court") that is not impeachable as void or voidable under New York law, a Canadian Court would give effect to the appointment by the Company of CT Corporation System, as its agent for service in the United States of America under the Indenture, the Designated Securities and the Underwriting Agreement and to the provisions in the Indenture and the Underwriting Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court;

            (xviii) If the Indenture, the Designated Securities or the Underwriting Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a Canadian Court would, subject to the qualifications set out in paragraph (xv) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Designated Securities or the Underwriting Agreement or of applicable New York law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere; and in such counsel's opinion, none of the provisions of the Indenture, the Designated Securities or the Underwriting Agreement are contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, except that rights of indemnity and contribution pursuant to the Underwriting Agreement may be contrary to public policy; and


            (xix) A Canadian Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Designated Securities and the Underwriting Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company to the jurisdiction of the New York
            Court pursuant to the Indenture, the Designated Securities and the Underwriting Agreement will be sufficient for this purpose); (B) such judgement was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the en-
                  forcement of foreign revenue or penal laws; and (D) there has been compliance with the Limitations Act (Ontario); except that a Canadian Court may avoid the enforcement of judgments relating to the rights of indemnity and contribution under the Underwriting Agreement as being contrary to public policy; and, in such counsel's opinion, there is some doubt as to the enforceability in Canada, against the Company or against any of its respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Such counsel shall also state that it has participated in discussions with representatives of the Company, the Representatives, United States counsel to the Company (if a firm other than Canadian counsel to the Company), representatives of the independent auditors of the Company, and counsel for the Underwriters at which the contents of the Shelf Prospectus were reviewed and discussed and, although such counsel assumes no responsibility for the accuracy, completeness or fairness of the statements contained in the Shelf Prospectus or any amendment thereto or supplement thereof, except as expressly stated in such counsel's opinion pursuant to the requirements of this Section 7(c), such counsel has no reason to believe that, the Shelf Prospectus as amended or supplemented or any further amendment or supplement thereto made by the Company prior to the Time of Delivery (other than the financial statements and related reports thereon or schedules and other financial information contained therein and the information therein relating to or describing the business of Noranda Inc. and its subsidiaries, as to which such counsel need express no opinion), as of its date or as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and they do not know of any amendment to the Prospectus required to be filed with the Reviewing Authority or any documents of a character required to be incorporated by reference into the Prospectus as amended or supplemented or required to be described in the Prospectus as amended or supplemented which are not filed or incorporated by reference or described as required.

Such Canadian counsel may limit their opinion to the laws of Ontario and the federal laws of Canada applicable therein and, to the extent such opinion relates to the laws of the United States or the State of New York, may rely exclusively upon the opinion of United States counsel to the Company delivered pursuant to Section 7(d) hereof;

      (d) The Company shall have furnished to the Representatives the written opinion of Torys, United States counsel for the Company (or other United States counsel reasonably satisfactory to the Representatives), dated the Time of Delivery for the Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:


            (i) To the best of such counsel's knowledge, and other than as set forth in the Prospectus, there are no legal or governmental proceedings pending in the United States to which the Company, Brookfield Properties Corporation, Great Lakes Power Inc. or Trilon Financial Corporation is a party or of which any property of the Company, Brookfield Properties Corporation, Great Lakes Power Inc. or Trilon Financial Corporation is the subject which are of a character required by the Securities Act (Ontario) and the rules and regulations adopted thereunder to be described or referred to in the Prospectus, and no such proceedings are threatened by governmental authorities or threatened by others;

            (ii) Assuming the due authorization, execution and delivery of the Underwriting Agreement under Canadian federal and Ontario law, the Underwriting Agreement (to the extent that execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company;

            (iii) Assuming the due authorization, execution, issuance and delivery of the Designated Securities under Canadian federal and Ontario law, and assuming the Designated Securities have been authenticated by the Trustee, the Designated Securities (to the extent execution, issuance and delivery are governed by the laws of New York) have been duly executed, issued and delivered and constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits provided by the Indenture, subject to the qualification that enforcement (a) is subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or at law) and (b) may be limited insofar as concerns Section 116 of the Indenture providing for the Company's indemnity against loss in connection with obtaining a court judgment in another currency; and the Designated Securities and the Indenture conform in all material respects to the descriptions thereof in the Prospectus as amended or supplemented;

            (iv) Assuming the due authorization, execution and delivery of the Indenture under Canadian federal and Ontario law, and assuming the due authorization, execution and delivery of the Indenture by the Trustee, the Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to the qualification that enforcement (a) is subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or at law) and (b) may be limited insofar as concerns Section 116 of the Indenture providing for the Company's indemnity against loss in connection with obtaining a court judgment in another currency; and the Indenture has been duly qualified under the Trust Indenture Act;


            (v) No consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body of the United States is required for the issue and sale of the Designated Securities or the consummation by the Company of the transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been obtained under the Securities Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearance or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;


            (vi) The Company is not and, after giving effect to the offering and sale of the Securities, will not be required to be registered as an "investment company", as such term is defined in the Investment Company Act;


            (vii) The statements set forth in the Prospectus as amended or supplemented under the caption "Certain United States Federal Income Tax Considerations", insofar as they purport to summarize the provisions of the laws and documents referred to therein, are accurate and fair summaries in all material respects of the matters referred to therein;

            (viii) The Registration Statement and the Prospectus, as amended or supplemented, and any further amendments and supplements thereto made by the Company prior to the Time of Delivery for the Designated Securities (other than the financial statements and related schedules therein and the Form F-X of the Trustee, as to which such counsel need express no opinion) appear on their face to be appropriately responsive in all material respects with the requirements of the Act and the rules and regulations thereunder; and they do not know of any amendment to the Registration Statement required to be filed or any documents of the character required to be filed as an exhibit to the Registration Statement or required to be incorporated by reference into the Prospectus as amended or supplemented which are not filed or incorporated by reference as required.


            (ix) Such counsel shall set forth in the body of such counsel's opinion letter statements to the effect that (A) the Registration Statement is effective under the Securities Act; (B) the Form F-X of the Company and the Trustee were filed with the Commission prior to the effectiveness of the Registration Statement; (C) any required filing of the Prospectus or any supplement thereto was made in accordance with General Instruction II.K. of Form F-9; and (D) such counsel was informed telephonically by a member of the staff of the Commission at approximately 5:30 p.m. on the day prior to the Time of Delivery that there are no stop orders suspending the effectiveness of the Registration Statement.


Such counsel shall state that, although they do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Registration Statement or Prospectus, except as set forth in subparagraph (vii) hereof, no facts came to their attention which gave such counsel reason to believe that (a) the Registration Statement as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery for the Designated Securities (other than the financial statements and other financial data contained therein or omitted therefrom, as to which such counsel need express no opinion), as of the effective date thereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Prospectus as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery for the Designated Securities (other than the financial statements and other financial data contained therein or omitted therefrom, as to which such counsel need express no opinion), as of its date or as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.


In rendering such opinion, such counsel may assume, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, that the matters set forth in the opinion of Canadian counsel to the Company delivered pursuant to Section 7(c) hereof are accurate and correct;


      (e) The Company shall have furnished to the Representatives the written opinion of McCarthy Tetrault, counsel for Noranda Inc., dated the Time of Delivery for the Designated Securities, in form and substance satisfactory to the Representatives, to the effect that, solely with respect to the information therein relating to Noranda Inc., although such counsel assumes no responsibility for the accuracy, completeness or fairness of statements contained in the Registration Statement or the Prospectus, no facts have come to the attention of such counsel which would lead such counsel to believe that, as of its effective date, the Registration Statement or any further amendment thereto (other than the financial statements and related reports thereon or schedules and other financial information contained therein), made by the Company prior to the Time of Delivery contained an untrue statement of a material fact (which, for the purpose of this clause, has the meaning ascribed thereto in the OSA) or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus as amended or supplemented or any further amendment or supplement thereto made by the Company prior to the Time of Delivery (other than the financial statements and related reports thereon or schedules and other financial information contained therein), as of its date or as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;


      (f) On the date of the Underwriting Agreement and at the Time of Delivery for the Designated Securities, Deloitte & Touche LLP, chartered accountants, shall have furnished to the Representatives a letter, dated the date of delivery of such letter to the effect set forth in Annex I hereto, and with respect to such letter dated such Time of Delivery, as to such other matters of the type ordinarily included in "comfort letters" from accountants to underwriters as the Representatives may reasonably request and in form and substance reasonably satisfactory to the Representatives;


      (g) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the most recent audited consolidated financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, and (ii) since the respective dates as of which information is given in the Prospectus and, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, there shall not have been any change in the capital stock of the Company (other than pursuant to stock dividends, conversions of securities, employee stock options and other employee benefit plans and agreements described or referred to in the Prospectus as amended or supplemented), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, except as provided for in the Underwriting Agreement, or any change, or any development or event involving a prospective change, in or affecting the general affairs, business, properties, management, financial position or results of operations of the Company and its subsidiaries on a consolidated basis, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, the effect of which, in any such case described in Clause (i) or
(ii), is in the reasonable judgment of the Representatives so material and adverse to the Company and its subsidiaries on a consolidated basis as to make it impractical or inadvisable to proceed with the completion of the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented;


      (h) On or after the date of the Underwriting Agreement and at or prior to the Time of Delivery (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by Moody's Investors Service, Inc., Standard & Poor's Ratings Group, a division of McGraw Hill Inc., Canadian Bond Rating Services, Inc. or Dominion Bond Rating Service Limited, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities;


      (i) On or after the date of the Underwriting Agreement and at or prior to the Time of Delivery there shall not have occurred any of the following: (i) any change in U.S., Canadian or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of a majority in interest of the Underwriters including the Representative[s], be likely to prejudice materially the success of the proposed issue, sale or distribution of the Designated Securities, whether in the primary market or in respect of dealings in the secondary market; (ii) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or The Toronto Stock Exchange, or a suspension or material limitation in trading in the Company's securities on the New York Stock Exchange or The

Toronto Stock Exchange, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (iii) any banking moratorium declared by U.S. Federal, New York or Canadian authorities; (iv) any major disruption of settlements of securities or clearance services in the United States or Canada or (v) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Canada, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of a majority in interest of the Underwriters including the Representative[s], the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Designated Securities; and


      (j) The Company shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of officers of the Company reasonably satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its obligations pursuant to the Underwriting Agreement to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (a) and (g) of this Section and as to such other matters as the Representatives may reasonably request.


          8. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities; and provided, further, that the Company shall not be liable to any Underwriter under the indemnity agreement in this subsection (a) with respect to any Preliminary Prospectus to the extent that any such loss, claim, damage or liability of such Underwriter results from the fact that such Underwriter sold Designated Securities to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus as then amended or supplemented (excluding documents incorporated by reference) in any case where such delivery is required by the Securities Act if the Company has previously furnished copies thereof in sufficient quantity to such Underwriter and the loss, claim, damage or liability of such Underwriter results from an untrue statement contained in, or omission of a material fact from, the Preliminary Prospectus which was corrected in the Prospectus as then amended or supplemented (excluding documents incorporated by reference).


            (b) Each Underwriter will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Underwriter through the Representatives expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.


            (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action, shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may elect by written notice delivered to such indemnified party promptly after receiving the aforesaid notice from the, indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the foregoing, the indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action, (ii) such indemnified party shall have been advised by counsel that there may be defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party with respect to such different or additional defenses), in any of which events such fees and expenses shall be borne by the indemnifying party.


            (d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such Indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and such Underwriters on the other in connection with the offering of the Designated Securities to which such losses, claims, damages or liabilities relate shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by such Underwriters in respect thereof. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.


            (e) The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.


          9. (a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Underwriting Agreement, the Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Company that they have so arranged for the purchase of such Designated Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term "Underwriter" as used herein and in the Underwriting Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Underwriting Agreement.


            (b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Underwriting Agreement and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under the Underwriting Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

            (c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Underwriting Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.


         10. The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in these Standard Provisions or made by or on behalf of them, respectively, pursuant to the Underwriting Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities.


         11.   If the Underwriting Agreement shall be terminated pursuant to
Section 9 hereof, the Company shall not then be under any liability to any Underwriter except as provided in Section 6 and Section 8 hereof; but, if the Underwriting Agreement shall be terminated by the Underwriters or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfil any of the conditions of the Underwriting Agreement, or if for any reason the Company shall be unable to perform its obligations under the Underwriting Agreement, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Designated Securities, but the Company shall then be under no further liability to any Underwriter except as provided in Section 6 and Section 8 hereof.


         12. In all dealings pursuant to the Underwriting Agreement, the Representatives shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Underwriting Agreement.


         All statements, requests, notices and agreements pursuant to the Underwriting Agreement shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives as set forth in the Underwriting Agreement, and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement: Attention:
Secretary; provided, however, that any notice to an Underwriter pursuant to
Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter as its address set forth in its Underwriters' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.



         13. The Underwriting Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Section 8 and Section 10 hereof, the officers and directors of the Company and each person who controls the Company or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of the Underwriting Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.


         14.   Time shall be of the essence of the Underwriting Agreement.
As used herein, "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business; provided that, with respect to filings to be made with the Reviewing Authority, "business day" shall mean any day when the Reviewing Authority's office in Toronto is open for business.


         15. The Underwriting Agreement shall be governed by and construed in accordance with the laws of the State of New York.


         16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "judgment currency") other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.


         17. The Company hereby irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party's own corporate (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Company hereby appoints CT Corporation System, 111 8th Avenue, New York, New York 10011 as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of CT Corporation System specified above and any domicile that CT Corporation System may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason CT Corporation System (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Company will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. The Company represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments in full force and effect, as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.


         18. The Underwriting Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

                                                                         ANNEX I


                          DESCRIPTION OF COMFORT LETTER

            Pursuant to Section 7(f) of the Underwriting Agreement, the accountants shall furnish letters to the Underwriters to the effect that:


            (i) They are the auditors of the Company and are independent as required by the OSA, the Securities Act and the applicable rules and regulations thereunder;


            (ii) In their opinion, the financial statements and any supplementary financial information and schedules audited by them and included or incorporated by reference in the Registration Statement or the Prospectus comply as to form in all material respect with the applicable accounting requirements of the OSA, the Securities Act and the related published rules and regulations thereunder;


            (iii) On the basis of limited procedures, not constituting an audit in accordance with Canadian generally accepted auditing standards, consisting of the performance of procedures specified by the American Institute of Certified Public Accountants for a review of interim financial statements as described in SAS No. 71, a reading of the unaudited financial statements and other information referred to below, a reading of the latest available interim financial statements of the Company and its subsidiaries, inspection of the minute books of the Company and its subsidiaries since the date of the latest audited financial statements included or incorporated by reference in the Prospectus, inquiries of officials of the Company responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:


            (A) (i) the unaudited interim consolidated statement of financial position and the consolidated statements of earnings, and changes in financial position included or incorporated by reference in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the OSA, the Securities Act and the applicable rules and regulations thereunder or are not presented, in all material respects, in accordance with Canadian generally accepted accounting principles applied on a basis substantially consistent with the basis for the audited consolidated balance sheets and the consolidated statements of earnings and retained earnings, and changes in financial position included in the Company's Annual Information Form for the most recent fiscal year; or (ii) any material modifications should be made to the unaudited interim consolidated statement of financial position and the consolidated statements of earnings, and changes in financial position included or incorporated by reference in the Prospectus for them to be in conformity with Canadian generally accepted accounting principles;


            (B) as of a specified date not more than five days prior to the date of such letter, there have been any changes in the consolidated capital stock or in the consolidated long-term debt of the Company and its subsidiaries, or any decreases in consolidated net current assets or net assets or stockholders' equity or other items specified by the representatives of the Underwriters (the "Representatives"), or by any increases in any items specified by the Representatives, in each case as compared with amounts shown in the latest balance sheet included or incorporated by reference in the Prospectus, except in each case for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and


            (C) for the period from the date of the latest financial statements included or incorporated by reference in the Prospectus to the specified date referred to in Clause (B) there were any decreases in consolidated net revenues or operating profit or in the total or per share amounts of consolidated net income or other items specified by the Representative, or any increases in any items specified by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Representatives, except in each case for increase or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter and;


            (iv) In addition to the audit referred to in their report(s) included or incorporated by reference in the Prospectus and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraph (iii) above, they have carried out certain specified procedures, not constituting an audit in accordance with Canadian generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Representative, which appear in the Prospectus or in documents incorporated by reference in the Prospectus, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and its subsidiaries and have found them to be in agreement.


            All references in this Annex I to the Prospectus shall be deemed to refer to the Prospectus (including the documents incorporated by reference therein) as defined in the Underwriting Agreement as of the date of the letter delivered on the date of the Underwriting Agreement for purposes of such letter and to the Prospectus as amended or supplemented (including the documents incorporated by reference therein) in relation to the applicable Designated Securities for purposes of the letter delivered at the Time of Delivery for such Designated Securities.


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